Exhibit 12(b)

General Electric Capital Services, Inc.

and consolidated affiliates

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year ended December 31
(Dollars in millions)	2007	2006	2005	2004	2003

Earnings(a)	$13,973	$11,891	$10,352	$9,508	$7,117
Plus
Interest included in expense(b)	23,071	18,082	14,134	11,077	9,924
One-third of rental expense(c)	341	309	304	284	250
Adjusted “earnings”	$37,385	$30,282	$24,790	$20,869	$17,291

Fixed Charges:
Interest included in expense(b)	$23,071	$18,082	$14,134	$11,077	$9,924
Interest capitalized	80	77	72	37	23
One-third of rental expense(c)	341	309	304	284	250
Total fixed charges	$23,492	$18,468	$14,510	$11,398	$10,197

Ratio of earnings to fixed charges	1.59	1.64	1.71	1.83	1.70

Preferred stock dividend requirements	$1	$1	$1	$1	$1

Ratio of earnings before provision for
income taxes to earnings from
continuing operations	1.11	1.14	1.13	1.22	1.19

Preferred stock dividend factor on
pre tax basis	1	1	1	1	1
Fixed charges	23,492	18,468	14,510	11,398	10,197

Total fixed charges and preferred
stock dividend requirements	$23,493	$18,469	$14,511	$11,399	$10,198

Ratio of earnings to combined fixed
charges and preferred stock dividends	1.59	1.64	1.71	1.83	1.70

(a)	Earnings before income taxes, minority interest and discontinued operations.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.